THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 9, 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Altona Resources Inc.
Form S-1 Registration Statement
File No. 333-181872

Dear Mr. Schwall:

In response to my telephone conversation with Paul Monsour, please find included herewith Amendment No. 3 to the foregoing registration statement.

On page 35, Ms. Deng's biographical information was revised to delete reference to the SEC and currently dated consents for the auditor and my law firm have been included.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Altona Resources Inc.